February 11, 2020

Kenneth Ellington

Staff Accountant

Office of Disclosure and Review

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Eubel Brady & Suttman Mutual Fund Trust; File Nos. 811-22960 and 333-195475

Dear Mr. Ellington:

On January 30, 2020, you provided oral comments with respect to the Annual Report to Shareholders for the Eubel Brady & Suttman Mutual Fund Trust (the “Registrant”) for the period ended July 31, 2019 (the "Annual Report") and the prospectus dated December 1, 2019 for the Eubel Brady & Suttman Income and Appreciation Fund (the “Fund”), a series of the Registrant. Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

1.         Comment. The principal investment strategy of the Eubel Brady & Suttman Income and Appreciation Fund states that the Fund invests in derivatives. However, it appears that no derivatives were held by the Fund from inception to the current fiscal year end. Please explain why the disclosure is appropriate since it appears the Fund has never invested in derivatives.

Response. The prospectus states that the Fund’s investments in convertible securities may include convertible bonds, convertible preferred stocks, “synthetic” convertible positions, forwards or derivatives that have economic characteristics similar to such securities and hybrids that can be converted into common stock or other securities, such as warrants or options. While the Fund has not yet invested in derivatives, the disclosure is appropriate to provide the flexibility to use derivatives as an alternative to bonds, preferred stock and other instruments.

2.         Comment. In footnote (b) to the Schedule of Investments for each Fund, please disclose that the security was fair valued using significant unobservable inputs as required by footnote 9 of Article 12-12 of Regulation S-X.

Response. The requested disclosure will be included in future shareholder reports, if applicable.

3.         Comment. Please add a “commitment and contingent liabilities” line item to the Statement of Assets and Liabilities of each Fund with a reference to the applicable note in the Notes to Financial Statements that discloses unfunded liabilities. See Article 6-04(15) of Regulation S-X.

Response. The requested disclosure will be included in future shareholder reports, if applicable.

February 11, 2020

4.         Comment. In Note 2 – Significant Accounting Policies, each Fund uses a discounted cash flow model to value bank debt and presents only the Discount Rate as a significant unobservable input. Please explain supplementally what other considerations were made to value these securities (e.g., cash flows or implied credit spreads) and ensure that unobservable inputs are disclosed in future filings.

Response. The Discount Rate is the only unobservable input used to value bank debt. However, the Discount Rate is determined by employing a reference benchmark, adjusted by a credit spread, as determined by the Funds’ adviser. Changes in the reference benchmark rate or in the creditworthiness of the borrower could have an impact on the Discount Rate in future periods.

5.         Comment. Note 4 – Transactions with Related Parties discloses that any payments by the adviser of expenses that are a Fund’s obligation are subject to repayment by the Fund for a period of three years following the fiscal year in which such expenses are paid. Please update this disclosure to match the disclosure in the prospectus, which states that expenses paid by the adviser are subject to repayment for a for a period of three years following the date on which such expenses are paid.

Response. The disclosure will be revised in future filings.

6.         Comment. Please disclose that any recoupment is limited to the lesser of (i) the expense cap in place at the time of waiver or reimbursement and (ii) the expense cap in effect at the time of recapture. Also, ensure that disclosure regarding the expense cap is consistent throughout the disclosure documents.

Response. The disclosure will be added in future filings.

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If you have any questions or additional comments, please call Michael Wible at (614) 469-3297.

Sincerely,

/s/Thompson Hine LLP
Thompson Hine LLP

CC:	Cindy Chang